UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

PRIMEENERGY CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.10

(Title of Class of Securities)

74158E104

(CUSIP Number)

Stephen W. Lake, Esq.
McJunkin Red Man Corporation
8023 East 63rd Place
Tulsa, Oklahoma 74133
(918) 250-8541

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 25, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) MCJUNKIN RED MAN CORPORATION 55-0229830
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) BK (Please see item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION West Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 623,521
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 623,521
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 623,521
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%
14	TYPE OF REPORTING PERSON (See Instructions) CO

    This Amendment No.3 (this “Amendment No. 3”) supplements and amends certain information in the Schedule 13D filed on June 2, 2009 as amended by Amendment No. 1 thereto filed on June 4, 2009 and Amendment No. 2 thereto filed on May 24, 2010 (the “Original 13D” and, together with this Amendment No. 3, the “Schedule 13D”) by McJunkin Red Man Corporation, formerly McJunkin Corporation, a West Virginia corporation (“McJunkin Red Man”). Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings given in the Original 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original 13D is hereby amended by:

(i) deleting the last sentence of the fourth paragraph thereof.

(ii) adding the following paragraph after the fourth paragraph thereof:

“On May 25, 2010, McJunkin Red Man entered into a subscription agreement with Gaines Wehrle (the “Wehrle Subscription Agreement”) pursuant to which McJunkin Red Man has agreed to sell an aggregate of 50,000 shares in a private placement for an aggregate consideration (prior to taking into account Stephens Inc.’s fees) of $600,000.  The preceding description of the Wehrle Subscription Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Wehrle Subscription Agreement, the form of which is attached as Exhibit 7 to this Schedule 13D and incorporated herein by reference.”

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original 13D is hereby amended in its entirety as follows:

“(a) As of May 25, 2010, McJunkin Red Man owns 623,521 shares of Common Stock, or approximately 20.6% of the 3,026,397 shares of Common Stock outstanding as of May 11, 2010 based on information in the Company’s Form 10-Q for the quarterly period ended March 31, 2010, as filed with the Securities and Exchange Commission on May 17, 2010.

(b) McJunkin Red Man has the sole power to vote and dispose of the Shares.

(c) Not applicable.

(d) On January 31, 2007, McJunkin Red Man was acquired by affiliates of The Goldman Sachs Group, Inc. pursuant to the Merger Agreement.  Pursuant to the Merger Agreement, McJunkin Red Man has agreed to sell the Shares and remit an amount equal to 95% of the net proceeds of such sale less 40% of the taxable gain therefrom to those persons listed on Schedule B hereto who were the record holders of shares of McJunkin Red Man immediately prior to the consummation of the merger.  The preceding description of the Merger Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached as Exhibits 2-4 to this Schedule 13D, and is incorporated herein by reference.

On June 2, 2009, McJunkin Red Man entered into the Engagement Letter with Stephens Inc. pursuant to which Stephens Inc. agreed to act as the exclusive placement agent for a private sale of the Shares.  Under the Engagement Letter, Stephens Inc. will, upon closing of the private placement, receive a success fee equal to 6% of the gross proceeds received by McJunkin Red Man from the private placement. On June 2, 2009, McJunkin Red Man entered into the Letter Agreement with the Company, pursuant to which McJunkin Red Man agreed to pay or reimburse the Company for certain expenses incurred by the Company in connection with McJunkin Red Man’s sale of the Shares.  The preceding descriptions of the Engagement Letter and the Letter Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are attached as Exhibits 5 and 6 to this Schedule 13D, respectively, and are incorporated herein by reference.

On May 20, 2010 and May 21, 2010, McJunkin Red Man entered into Subscription Agreements pursuant to which McJunkin Red Man has agreed to sell an aggregate of 437,500 shares in the Private Placement for an aggregate consideration (prior to taking into account Stephens Inc.’s fees) of $5,250,000.  On May 20, 2010, McJunkin Red Man entered into the Repurchase Agreement with the Company pursuant to which McJunkin Red Man has agreed to sell an aggregate of 136,021 shares for an aggregate consideration (prior to taking into account Stephens Inc.’s fees) of $1,632,252.  The preceding description of the Subscription Agreements and the Repurchase Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreements, the form of which is attached as Exhibit 7 to this Schedule 13D and incorporated herein by reference, and the Repurchase Agreement, which is attached as Exhibit 8 to this Schedule 13D and incorporated herein by reference.

On May 25, 2010, McJunkin Red Man entered into the Wehrle Subscription Agreement pursuant to which McJunkin Red Man has agreed to sell an aggregate of 50,000 shares in a private placement for an aggregate consideration (prior to taking into account Stephens Inc.’s fees) of $600,000.  The preceding description of the Wehrle Subscription Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Wehrle Subscription Agreement, the form of which is attached as Exhibit 7 to this Schedule 13D and incorporated herein by reference.

(e)  Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original 13D is hereby amended by:

(i) deleting the last sentence of the fifth paragraph thereof.

(ii) adding the following paragraph after the fifth paragraph thereof:

“On May 25, 2010, McJunkin Red Man entered into the Wehrle Subscription Agreement pursuant to which McJunkin Red Man has agreed to sell an aggregate of 50,000 shares in a private placement for an aggregate consideration (prior to taking into account Stephens Inc.’s fees) of $600,000.  The preceding description of the Wehrle Subscription Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Wehrle Subscription Agreement, the form of which is attached as Exhibit 7 to this Schedule 13D and incorporated herein by reference.”

SIGNATURE TO SCHEDULE 13D

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated: May 27, 2010.

MCJUNKIN RED MAN CORPORATION
/s/ Stephen W. Lake
By: Stephen W. Lake
Its: Executive Vice President and General Counsel